June 7, 2006

Mail Stop 4561

Eric J. Bock
Executive Vice President, Law and Corporate Secretary
Cendant Corporation
9 West 57th Street
New York, NY 10019

      Re:	Wyndham Worldwide Corporation
		Registration Statement on Form 10
      Filed May 11, 2006
		File No.  001-32876

Dear Mr. Bock:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

The Separation, page 9

Overview, page 9
1. Please discuss briefly the debt securities you intend to issue to replace your interim financing, including any key terms that you may currently anticipate (for example, convertibility).


Summary of the Separation-Fractional Shares, page 18
2. We note that a distribution agent will aggregate and sell fractional shares in the open market. If true, please make it clear that the agent is independent, has sole discretion as to which brokers to use and at what price to sell, and will not use an affiliate of you or Cendant.

The Separation, page 44

Opinion of Evercore Group, page 53
3. Once the Evercore Group and Duff & Phelps reports are issued, please provide a summary of the findings broken out according to the various analyses used in arriving at such findings. Also, please provide us with any board books or similar material generated by Evercore Group or Duff & Phelps in connection with the opinions being rendered in this transaction.

Management`s Discussion and Analysis..., page 71

Trends, page 72
4. Please cite the source of the information presented in this section.

Financial Condition, Liquidity..., page 82
5. Where relevant, please discuss potential liabilities related to the tax audits disclosed on page F-22. Indicate whether your liability for these audits is fixed at 30%. Also, please discuss these audits in more detail in your section on legal and regulatory actions.

Financial Condition, page 82

Liquidity and Capital Resources, page 83
6. In your description of cash flows from investing activities, please explain in more detail the "intercompany funding" paid to Cendant in 2004 and 2005, including the reason for the increase last year. Please explain briefly how these intercompany transfers are being treated in the spin-off. Also, with respect to cash flows from financing activities, please explain why you incurred an additional
$62 million in debt in 2005 and why you paid $59 million in dividends to Cendant.
7. We note from page 84 that you expect to rely on unsecured corporate borrowings to fund $750 million in capital improvements in
2006. Please disclose your anticipated available borrowing capacity following the separation.

Financial Obligations, page 84
8. Please disclose how your borrowing capacity would change following the separation. We note the helpful table on borrowing capacity as of December 31, 2005.

Contractual Obligations, page 89
9. Please advise us why the pro forma chart does not reflect the repayment by Cendant of borrowings under the $600 million asset-linked facility, as discussed on page 85.

Business, page 101
10. Where relevant, please provide the disclosure required by Item 101(d) of Regulation S-K.
11. Please tell us whether you do business in any of the following countries: Cuba, Iran, Iraq, North Korea, Sudan or Syria. We may have further comment.

Wyndham Hotel Group-Overview, page 103
12. Please provide us with support for your assertions that Wyndham is the world`s largest lodging franchisor and that TripRewards is the world`s largest hotel loyalty program, as measured by number of hotels. Similarly, please provide us with support for your assertions on pages 113 and 118 that RCI Global Vacation Network is the world`s largest vacation exchange network and that Wyndham Vacation Ownership is the world`s largest vacation ownership business.

Wyndham Vacation Ownership-Servicing and Collection Procedures,
page
125
13. Please discuss in more detail how you assess performance of your loan portfolio. Also, please disclose your default rates.





Employees, Properties and Facilities..., page 128

Government Regulation, page 128

Regulations Applicable to the Vacation Ownership Business, page
131
14. Please revise your disclosure to discuss the potential impact of federal and state securities laws on the sale of timeshare interests and the impact of state foreclosure laws, including anti-deficiency statutes, on your ability to take action with respect to borrowers in default.

Legal Proceedings, page 133
15. Please revise your description of these suits to remove disclosure representing your "belief" as to the strength or merit of your defenses. These are legal conclusions that you are not qualified to make. In the alternative, you may file as an exhibit to this registration statement a supporting legal opinion. Also, with respect to the Cendant lawsuits, for which you are 30% liable, please describe the six other actions or tell us why you do not believe that additional disclosure is warranted.

Management, page 137

Executive Compensation, page 142

Summary Compensation Table, page 142
16. Please advise us why you omitted from the table the forgiveness of the loan to Mr. Hanning in the amount of $225,000. In addition, please advise us why you believe that Item 402(b)(2)(v) permits you to exclude other compensation that in aggregate is less that $100,000.

Employment Contracts..., page 145
17. Once available, please file these agreements as exhibits to your registration statement and revise your disclosure to reflect the final terms.








Security Ownership of Certain Beneficial Owners and Management,
page
153
18. In order to make it easier for investors to assess the information contained in this section, please include footnote disclosure of stock-based awards subject to accelerated vesting that are not included in these share counts.

Certain Relationships and Related Party Transactions, page 155

Agreements with Cendant, Realogy and Travelport, page 155
19. Please confirm that you will amend your Form 10 to reflect material changes to the separation agreements described here. It is not appropriate to qualify your disclosure by reference to agreements that have not yet been finalized.

Transfer of Assets and Assumption of Liabilities, page 156
20. It appears that Cendant`s vehicle rental segment will not be assigned a share of Cendant`s corporate liabilities. Please explain why or clarify your disclosure. Also, please describe with more specificity the corporate assets in which you have a 30% interest.

Where You Can Find More Information, page 178
21. Please revise to include the correct address of the Commission.

Index to Financial Statements, page F-1
22. Please update your financial statements pursuant to Rule 3-12 of
Regulation S-X.

Combined Balance Sheets, page F-4
23. Please revise to include a pro forma balance sheet alongside the historical balance sheet for the most recent period presented giving effect to the $730 million dividend to be paid to Cendant but not any of the proceeds that will be required to pay this dividend. Refer to the requirements in SAB Topic 1:B:3.

Combined Statement of Cash Flows, page F-5
24. We note that you classify the changes in amounts due to Cendant related to income taxes as a component of cash provided by operating activities. We do not understand why you have not allocated any portion of the net advances made to Cendant during the periods presented against the income taxes payable to Cendant. In this regard, we believe that the change in amounts due to Cendant should be reported on a net basis in your statement of cash flows since the substance of the change in amounts due to Cendant appear to be continuously settled on a net basis as evidenced by your classification of these amounts on a net basis in your combined balance sheet and anticipated settlement in connection with the spin-off. As such, please revise to present the change in amounts due to
Cendant on a net basis in your statement of cash flows or further explain to us why you believe your current classification is appropriate.

Note 2 - Summary of Significant Accounting Policies, page F-7
25. We read your disclosure on page 109 concerning your TripRewards and Wyndham ByRequest loyalty programs. Please revise your significant accounting policy disclosures to include a discussion of your accounting policy with respect to your loyalty programs.
Your
disclosure should sufficiently explain how the program operates as well as the interaction of points accumulation and redemption and how you account for the accumulation and redemption in your financial statements. In this regard, please also disclose the amounts associated with your loyalty program and where such amounts are recorded in your financial statements.

Vacation Exchange and Rental, page F-9
26. We note that you recognize vacation rental fees in the period that the rental reservation is made, net of expected cancellations.
Please provide us with a summary of the services you provide under these arrangements and the relevant terms of your vacation rental agreements including, but not limited to, the payment provisions, customer acceptance and the impact of any cancellation provisions with the end user. In addition, please advise us and revise to disclose how you meet the criteria for revenue recognition at the time of reservation. Refer to SAB Topic 13(A)(4)(a) and 13(A)(4)(d).
Vacation Ownership, page F-10
27. For sales of vacation ownership interests under the full accrual method, please advise us and revise your disclosure to clarify whether you also meet the continuing investment criteria. Refer to paragraph 5(b) of SFAS 66.
28. We note that you use the percentage of completion method to account for the sales of vacation ownership interests during periods of construction, subsequent to the preliminary construction phase and upon assurance that the property will not revert to rental property.
Please clarify the average duration between the signing of a sales contract, the receipt of the down payment and the delivery and occupancy of the vacation ownership interest. In addition, please revise to disclose how you meet the requirements in paragraph 37(a)
through 37(d) of SFAS 66, including how the sale meets the requirements of paragraphs 4 and 12 of SFAS 66. In this regard, please also clarify whether the buyer of the vacation ownership interest has met the continuing investment criteria during the period between the signing of the sales contract and the delivery of the unit or interest. Refer to paragraph 37(d) of SFAS 66.

Note 6 - Income Taxes, page F-20 - F-22
29. We note your disclosure that the decrease in your effective income tax rate relates primarily to a restructuring of your foreign subsidiaries which has created a deferred tax asset during 2005. Since the above change in your effective rate has a material impact on your reported results, please advise us and revise your disclosure to further explain the restructuring of your foreign subsidiaries and how this results in an increase in your deferred tax asset and deferred tax benefit during 2005.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Matthew Maulbeck at 202-551-3466 or Josh Forgione, Assistant Chief Accountant, at 202-551-3431 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-3852 with any other questions.

Sincerely,



Michael McTiernan
Special Counsel


cc:	Thomas Greenberg (via facsimile, 917-777-7886)
	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP



Eric J. Bock, Esq.
Cendant Corporation
June 7, 2006
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